

April 15, 2011

Stephen Dresnick
Chairman and Chief Executive Officer
Internal Fixation Systems, Inc.
5901 SW 74th Street, Suite 408
South Miami, FL 33143

      Re: Internal Fixation Systems, Inc.
               Amended Registration Statement on Form S-1
               Filed March 31, 2011
               File No. 333-170008

Dear Mr. Dresnick:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis or Plan of Operation, page 22

Results of Operations, page 24

1.   We note in your fiscal 2010 operating expense analysis that certain expense amounts referenced herein do not agree with the equivalent line item amounts presented in your 2010 Statement of Operations. For example, non-officer compensation and related expenses of $56,735; other expenses of $41,798 and travel, meals and entertainment of $18,336. Please reconcile and explain any differences between the amounts disclosed herein and those in your 2010 Statement of Operations and revise the filing as necessary to correct any incorrect disclosures.

2.   We see your disclosures on page 24 that "Overall costs incurred (a $195,597 overall increase) that are considered in the weighted average inventory valuation method are labor costs ($59,681 increase), rent ($15,000 increase), raw material purchases ($51,329 increase), insurance ($8,556 increase), depreciation and amortization ($50,250 increase), drawing fees ($5,550 increase), repairs and maintenance ($6,074 increase) and property taxes ($837 decrease) contributing to the overall increase in screw inventory to $690,018 at December 31, 2010 as compared to $337,049 at December 31, 2009 ($352,969 increase)". Please tell us and revise the filing to clarify the reason for and significance of the referenced disclosures. Also, in your response please reconcile the amounts referenced above to those in your 2010 Statement of Operations, December 31, 2010 Balance Sheet or notes to your financial statements, as applicable.

Liquidity and Capital Resources, page 25

3.   We note that certain amounts in your disclosures related to outstanding debt at December 31, 2010, including amounts in the accompanying table herein and elsewhere throughout the filing that discloses the components of the principle amount of $1,188,294 worth of your debt outstanding at December 31, 2010, do not readily agree with debt amounts presented in your December 31, 2010 Balance Sheet. For example, we note the related party notes described in your discussion, including the $100,000 CEO note, the $129,306 Star Medical balance and the remaining CEO debt balance of $97,488, total $326,794 but the balance of loans and notes payable to related parties presented in your December 31, 2010 Balance Sheet is $279,308. Please reconcile and explain the referenced differences and revise the filing as necessary to correct any incorrect disclosures.

Selling Security Holders, page 35

4.   We note your responses to prior comments 7 and 8. However, it is unclear whether Mr. Neal Moskowitz received 40,000 shares or 100,000 shares. Refer to section 3 of the consulting agreement which states that Mr. Moskowitz would receive shares at $.20 per share, rather than $.50 per share. In addition, we note that the warrant for 50,000 shares was issued in the names of both Neal and Larry Moskowitz. Please advise and, as necessary, revise your disclosure to reconcile. In this regard, note that the second column of the selling shareholder table should accurately reflect the shares held by Neal Moskowitz, Larry Moskowitz and the Moskowitz children before the offering.

Certain Relationships and Related Transactions, page 37

5.   Refer to your revisions in response to prior comment 17. Please tell us why you have not disclosed the bonuses referenced in this section in the executive compensation table on page 31. In addition, please revise your narrative disclosure on page 38 to

>   disclose the date(s) on which the advances to Chris Endara, Matt Endara and Ken
>   West were made.

Experts, page 41

6.   We note Mallah Furman & Company P.A. audited your fiscal 2009 financial
        statements and Goldstein Schechter Koch P.A. audited your fiscal 2010 financial
        statements. Since you changed auditing firms, please revise the filing to include all
        disclosures required by Item 304 of Regulation S-K.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to expedite
our review. Please furnish a cover letter with your amendment that keys your responses to
our comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities Act
of 1933 and all applicable Securities Act rules require. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective
date of the pending registration statement please provide a written statement from the
company acknowledging that:

   ·   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with
        respect to the filing;

   ·   the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility
        for the adequacy and accuracy of the disclosure in the filing; and

   ·   the company may not assert staff comments and the declaration of effectiveness as a
        defense in any proceeding initiated by the Commission or any person under the
        federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will
consider a written request for acceleration of the effective date of the registration statement
as confirmation of the fact that those requesting acceleration are aware of their respective
responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as
they relate to the proposed public offering of the securities specified in the above registration

statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dennis Hult at (202) 551-3618 or Jay Webb, Staff Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

Amanda Ravitz
Assistant Director

cc (by facsimile): Hank Gracin, Esq.